EXHIBIT ( c)

PROXY VOTING POLICY

For

Cutwater Asset Managment Corp.

Introduction

This Proxy Voting Policy (“Policy”) for Cutwater Asset Management Corp.(“Cutwater”) reflects our duty as a fiduciary under the Investment Advisers Act of 1940 (the “Advisers Act”) to vote proxies in the best interests of our clients.  In addition, the Department of Labor views the fiduciary act of managing ERISA plan assets to include the voting of proxies.  Proxy voting decisions must be made solely in the best interests of the pension plan’s participants and beneficiaries.  The Department of Labor has interpreted this requirement as prohibiting a fiduciary from subordinating the retirement income interests of participants and beneficiaries to unrelated objectives.  The guidelines in this Policy have been formulated to ensure decision-making consistent with these fiduciary responsibilities.

Any general or specific proxy voting guidelines provided by an advisory client or its designated agent in writing will supersede the specific guidelines in this Policy.  Cutwater will disclose to our advisory clients information about this Policy as well as disclose to our clients how they may obtain information on how we voted their proxies.  Additionally, Cutwater will maintain proxy-voting records for our advisory clients consistent with the Advisers Act.  For those of our clients that are registered investment companies, Cutwater will disclose this Policy to the shareholders of such funds and make filings with the Securities and Exchange Commission and make available to fund shareholders the specific proxy votes that we cast in shareholder meetings of issuers of portfolio securities in accordance with the rules and regulations under the Investment Company Act of 1940, as amended.

Registered investment companies that are advised by Cutwater as well as certain of our advisory clients may participate in securities lending programs. If Cutwater is aware that a material event will occur affecting an investment on loan, Cutwater will be obligated to call such loan in time to vote the proxies, however, with respect to other voting matters involving securities on loan, Cutwater  would generally not vote with respect to such securities. Cutwater

Implicit in the initial decision to retain or invest in the security of a corporation is approval of its existing corporate ownership structure, its management, and its operations.  Accordingly, proxy proposals that would change the existing status of a corporation will be reviewed carefully and supported only when it seems clear that the proposed changes are likely to benefit the corporation and its shareholders.  Notwithstanding this favorable predisposition, management will be assessed on an ongoing basis both in terms of its business capability and its dedication to the shareholders to ensure that our continued confidence remains warranted.  If it is determined that management is acting on its own behalf instead of for the well being of the corporation, we will vote to support shareholder proposals, unless other mitigating circumstances are present.

Procedures for Identifying Conflicts of Interest

Cutwater will monitor the potential for conflicts of interest on the part of Cutwater with respect to proxy voting recommendations or directions both as a result of personal relationships, significant client relationships (those accounting for greater than 15% of annual revenues) or special circumstances that may arise during the conduct of Cutwater’s or its affiliates’ business.

Procedures for Assessing Materiality of Conflicts of Interest and Addressing Material Conflicts of Interest

A.
The Proxy Voting Portfolio Manager will determine whether a conflict of interest is material.  A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence Cutwater’s decision-making.  A conflict of interest shall be deemed material in the event that the issuer that is the subject of the proxy or any executive officer of that issuer has a client relationship with Cutwater or its affiliates, particularly MBIA, Inc., of the type described above.  All other materiality determinations will be based on an assessment of the particular facts and circumstances.  The Proxy Voting Portfolio Manager shall maintain a written record of all materiality determinations, which will be reviewed periodically by the CCO or his designee.

B.	If it is determined that a conflict of interest is not material, Cutwater may give the directions or make the recommendations concerning the proxies, notwithstanding the existence of the conflict.

C.	If it is determined that a conflict of interest is material, one or more methods may be used to resolve the conflict, including:

•	disclosing the conflict to the client and obtaining its consent before voting;

•	suggesting to the client that it engage another party to make a recommendation;

•	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or

•	such other method as is deemed appropriate under the circumstances given the nature of the conflict

Cutwater shall maintain a written record of the method used to resolve a material conflict of interest.

Recordkeeping

Cutwater shall maintain the following records relating to proxy voting:

•	a copy of these policies and procedures;

•	a copy of each proxy solicitation (including proxy statements) and related mataerials with regard to each recommendation;

•	documentation relating to the identification and resolution of conflicts of interest;

•	any documents created by Cutwater that were material to a proxy voting recommendation or that memorialized the basis for that recommendation; and

Such records shall be maintained and preserved in a easily accessible place for a period of not less than six years from the time the last entry was made on such record, the first two years in Cutwater’s office.

This Policy and its attendant recommendations attempt to generalize a complex subject.  It should be clearly understood that specific fact situations, including differing voting practices in jurisdictions outside the United States, might warrant departure from these guidelines.  In such instances, the relevant facts will be considered, and if a vote contrary to these guidelines is indicated it will be cast and the reasons therefore recorded in writing.

The provisions of this Policy will be deemed applicable to decisions similar to voting proxies, such as tendering of securities, voting consents to corporate actions, and solicitations with respect to fixed income securities, where Cutwater may exercise voting authority on behalf of clients.

Section I of the Policy describes proxy proposals that may be characterized as routine and lists examples of the types of proposals we would typically support.  Section II of the Policy describes various types of non-routine proposals and provides general voting guidelines.  These non-routine proposals are categorized as those involving:

A.          Social Issues,
B.           Financial/Corporate Issues, and
C.           Shareholder Rights.

Finally, Section III of the Policy describes the procedures to be followed in casting a vote pursuant to these guidelines.

This Proxy Voting Policy will be reviewed at least annually.

SECTION I

ROUTINE MATTERS

Routine proxy proposals, amendments, or resolutions are typically proposed by management and meet the following criteria:

1.	They do not measurably change the structure, management control, or operation of the corporation.

2.	They are consistent with industry standards as well as the corporate laws of the state of incorporation.

Voting Recommendation

Cutwater will normally support the following routine proposals:

1.	To increase authorized common shares.

2.	To increase authorized preferred shares as long as there are not disproportionate voting rights per preferred share.

3.	To elect or re-elect directors.

4.	To appoint or elect auditors.

5.	To approve indemnification of directors and limitation of directors’ liability.

6.	To establish compensation levels.

7.	To establish employee stock purchase or ownership plans.

8.	To set time and location of annual meeting.

SECTION II

NON-ROUTINE PROPOSALS

A.           Social Issues

Proposals in this category involve issues of social conscience.  They are typically proposed by shareholders who believe that the corporation’s internally adopted policies are ill-advised or misguided.

Voting Recommendation

If Cutwater has determined that management is generally socially responsible, Cutwater will generally vote against the following shareholder proposals:

1.	To enforce restrictive energy policies.

2.	To place arbitrary restrictions on military contracting.

3.	To bar or place arbitrary restrictions on trade with other countries.

4.	To restrict the marketing of controversial products.

5.	To limit corporate political activities.

6.	To bar or restrict charitable contributions.

7.	To enforce a general policy regarding human rights based on arbitrary parameters.

8.	To enforce a general policy regarding employment practices based on arbitrary parameters.

9.	To enforce a general policy regarding animal rights based on arbitrary parameters.

10.	To place arbitrary restrictions on environmental practices.

B.           Financial/Corporate Issues

Proposals in this category are usually offered by management and seek to change a corporation’s legal, business or financial structure.

Voting Recommendation

Cutwater will generally vote in favor of the following management proposals provided the position of current shareholders is preserved or enhanced:

1.	To change the state of incorporation.

2.	To approve mergers, acquisitions or dissolution.

3.	To institute indenture changes.

4.	To change capitalization.

C.           Shareholder Rights

Proposals in this category are made regularly both by management and shareholders.  They can be generalized as involving issues that transfer or realign board or shareholder voting power.

Cutwater typically would oppose any proposal aimed solely at thwarting potential takeover offers by requiring, for example, super-majority approval.  At the same time, Cutwater believes stability and continuity promote profitability.  The guidelines in this area seek to find a middle road, and they are no more than guidelines.  Individual proposals may have to be carefully assessed in the context of their particular circumstances.

Voting Recommendation

Cutwater will generally vote in favor of the following management proposals:

1.	To require majority approval of shareholders in acquisitions of a controlling share in the corporation.

2.	To institute staggered board of directors.

3.	To require shareholder approval of not more than 66 2/3% for a proposed amendment to the corporation’s by-laws.

4.	To eliminate cumulative voting.

5.	To adopt anti-greenmail charter or by-law amendments or to otherwise restrict a company’s ability to make greenmail payments.

6.	To create a dividend reinvestment program.

7.	To eliminate preemptive rights.

8.	To eliminate any other plan or procedure designed primarily to discourage a takeover or other similar action (commonly known as a “poison pill”).

Cutwater will generally vote against the following management proposals:

1.	To require greater than 66 2/3% shareholder approval for a proposed amendment to the corporation’s by-laws (“super-majority provisions”).

2.	To require that an arbitrary fair price be offered to all shareholders that is derived from a fixed formula (“fair price amendments”).

3.	To authorize a new class of common stock or preferred stock which may have more votes per share than the existing common stock.

4.	To prohibit replacement of existing members of the board of directors.

5.	To eliminate shareholder action by written consent without a shareholder meeting.

6.	To allow only the board of directors to call a shareholder meeting or to propose amendments to the articles of incorporation.

7.	To implement any other action or procedure designed primarily to discourage a takeover or other similar action (commonly known as a “poison pill”).

8.	To limit the ability of shareholders to nominate directors.

Cutwater will generally vote in favor of the following shareholder proposals:

1.	To rescind share purchase rights or require that they be submitted for shareholder approval, but only if the vote required for approval is not more than 66 2/3%.

2.	To opt out of state anti-takeover laws deemed to be detrimental to the shareholder.

3.	To change the state of incorporation for companies operating under the umbrella of anti-shareholder state corporation laws if another state is chosen with favorable laws in this and other areas.

4.	To eliminate any other plan or procedure designed primarily to discourage a takeover or other similar action.

5.
To permit shareholders to participate in formulating management’s proxy and the opportunity to discuss and evaluate management’s director nominees, and/or to nominate shareholder nominees to the board.

6.	To require that the board’s audit, compensation, and/or nominating committees be comprised exclusively of independent directors.

7.	To adopt anti-greenmail charter or by-law amendments or otherwise restrict a company’s ability to make greenmail payments.

8.	To create a dividend reinvestment program.

9.	To recommend that votes to “abstain” not be considered votes “cast” at an annual meeting or special meeting, unless required by state law.

10.	To require that “golden parachutes” be submitted for shareholder ratification.

Cutwater will generally vote against the following shareholder proposals:

1.	To restore preemptive rights.

2.	To restore cumulative voting.

3.	To require annual election of directors or to specify tenure.

4.	To eliminate a staggered board of directors.

5.	To require confidential voting.

6.	To require directors to own a minimum amount of company stock in order to qualify as a director or to remain on the board.

7.	To dock director pay for failing to attend board meetings.

SECTION III

VOTING PROCESS

Cutwater will designate a portfolio manager (the Proxy Voting Portfolio Manager), who is responsible for voting proxies for all advisory accounts and who will generally vote proxies in accordance with these guidelines. Where Cutwater is serving as investment adviser or sub-adviser for a registered investment company (the “Fund”), the Proxy Voting Portfolio Manager will be a portfolio manager for the Fund.  In circumstances in which 1) the subject matter of the vote is not covered by these guidelines, 2) a material conflict of interest is present of, 3) we believe it may be necessary, in the best interest of shareholders, to vote contrary to our guidelines, the Proxy Voting Portfolio Manager will discuss the matter with the President and Chief Investment Officer of Cutwater, who will be responsible for making the definitive determination as to how the proxy matter will be voted.  The President/Chief investment officer may consult with the General Counsel, the CCO, or other investment personnel in making this determination.

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Any questions regarding this Policy may be directed to the General Counsel of Cutwater.